THE GABELLI GO ANYWHERE TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI GO ANYWHERE TRUST

INCREASES TENDER OFFER PRICE TO 100% OF NAV

EXTENDS EXPIRATION DATE TO SEPTEMBER 30, 2021

Rye, NY – September 16, 2021 –The Board of Trustees (the “Board of Trustees”) of The Gabelli Go Anywhere Trust (NYSE American: GGO) (the “Fund”) has increased the price to purchase for cash all of the Fund’s issued and outstanding common shares (the “Offer”). The purchase price has been increased from 98% to 100% of the net asset value per common share determined on the last business date prior to the expiration date of the Offer. In connection with the amendment to the purchase price, the Board of Trustees also extended the expiration date of the Offer from 5:00 p.m., Eastern Time, on September 24, 2021, to 5:00 p.m., Eastern Time, on September 30, 2021, to provide shareholders additional time to evaluate the Offer. The full terms and conditions of the Offer are set forth in the Offer to Purchase dated August 3, 2021, the Supplement to the Offer to Purchase dated September 16, 2021, the Letter of Transmittal and related materials, each as amended or supplemented from time to time.

Shareholders who have previously validly tendered and not withdrawn their Shares do not need to re-tender their Shares or take any other action, and if such Shares are not withdrawn prior to the expiration date of September 30, 2021, such shareholders will receive the amended purchase price for their Shares.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. The Offer is being made only pursuant to the Tender Offer Statement on Schedule TO, including an Offer to Purchase, Letter of Transmittal and related materials that the Fund filed with the Securities and Exchange Commission (“SEC”) on August 3, 2021, and the Supplement to the Offer to Purchase being filed with the SEC on or about the date hereof. Shareholders of the Fund are urged to carefully read the Tender Offer Statement, Offer to Purchase, Supplement to the Offer to Purchase, Letter of Transmittal and related materials filed with the SEC because they contain important information, including the various terms of, and conditions to, the Offer. Investors may obtain free copies of the Tender Offer Statement and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained by directing a request to: Gabelli Funds, or by calling (800) 422-3554.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About Gabelli Go Anywhere Trust

The Gabelli Go Anywhere Trust is a non-diversified, closed-end management investment company whose primary investment objective is total return, consisting of capital appreciation and current income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE American: GGO

CUSIP – 36250J109

For Information:

David Schachter

914-921-5057